EXHIBIT 21
SUBSIDIARIES OF THE COMPANY
Following is a list of the subsidiaries of the Company:

Jurisdiction of
Name of Subsidiary	Incorporation

Emulex Corporate Services Corporation	California

Emulex Corporation	California

Emulex Design & Manufacturing Corporation	Delaware

Hyland Enterprise Development, Inc.	California

Arcxel Technologies, Inc.	California

Emulex Caribe, Inc. (in process of liquidation)	Delaware

Emulex Europe Limited (inactive)	United Kingdom

InterConnections, Inc. (inactive)	Washington